PROVINCE OF MANITOBA
NOTES TO THE PRELIMINARY UNAUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2003

This report presents the unaudited financial results of the Province of Manitoba for the year ended March 31, 2003. The amounts reported represent the most current data available and it is expected that they will remain largely unchanged when final audited financial statements are issued for the year.

The comparative data provided for the 2001/02 fiscal year has been restated to reflect the organizational structure of departments established in the 2002/03 Estimates as well as the in-year reorganization of departments announced on September 25, 2002.

As noted in previous reports, a $150.0 million payment from Manitoba Hydro related to export profits that was to have been received in 2001/02 was recorded as revenue to the Province in the 2002/03 fiscal year. This payment was received in August 2002 and is identified as an extraordinary revenue item in the quarterly financial reports.

2002/03 YEAR-END RESULTS

A positive balance of $3.5 million is expected for the 2002/03 fiscal year. While this is unchanged from the revised 2002/03 balance projected in the update provided at the time of the 2003 Budget, the expected draw from the Fiscal Stabilization Fund for 2002/03 will be reduced to $36.2 million from the level projected in the update ($76.9 million).

In the 2003 Budget, the projected results for the 2002/03 fiscal year were updated for three significant changes that occurred subsequent to the release of the Third Quarter Financial Report. This included a significant negative adjustment ($84 million) to Equalization receipts related to the Mining Tax base. It should be noted that, when Equalization entitlements are re-calculated in 2003/04 using more current Mining Tax data, it is anticipated that additional Equalization revenue will be received and this has been reflected in the 2003/04 revenue projections. The update also highlighted an improvement to Individual Income Tax revenue of $21 million and a $10 million decline in Corporation Income Tax revenue. Revenue from these sources is expected to remain near the levels projected in the update.

Adjustments in other revenue sources resulted in an overall improvement of $23.7 million from the projection included in the 2003 Budget. As a result of continued expenditure management efforts and lower public debt interest costs, overall expenditures are expected to be $17.0 million lower than the third quarter projection.

Comparison to Budget

Excluding the extraordinary payment from Manitoba Hydro related to 2001/02, total revenues decreased $77.5 million, or 1.1%, from the budget estimates. The decrease is primarily due to a $143.7 million, or 9.7%, decrease in Equalization revenue due to the above-noted federal data revision related to the Mining Tax base and other formula adjustments due to changes in the national economy and related revenues to be equalized among provinces. In addition, the 2002/03 payment from Manitoba Hydro is limited to $53.3 million under the revenue-sharing agreement, a reduction of $21.7 million from the budgeted level, as a result of lower than expected water levels. The Retail Sales Tax generated $1,005.8 million in revenue for 2002/03, an increase of $40.2 million, or 4.2%, from the previous year and a reduction of $26.7 million from the budget projection.

These revenue decreases are partially offset by a $16.1 million increase in Corporation Income Tax, a $12.3 million increase in Corporation Capital Tax and a $11.8 million increase in revenue from the Levy for Health and Education as a result of better than anticipated economic performance in the corporate sector. In addition, Canada Health and Social Transfer revenue increased $27.2 million, Manitoba Lotteries Corporation net income increased $13.5 million and revenue from various other departmental revenue sources increased $33.6 million.

Comparison to Budget (continued)

Total expenditures are projected to increase $22.1 million, or 0.3%, in total from the 2002 Budget levels. The expenditure increase relates primarily to health care, agriculture and emergency expenditures. Health care expenditures increased $38.8 million as a result of wage settlements and continued price and volume pressures including pharmacare and medical services. Emergency expenditures are $14.4 million higher as a result of forest fire suppression and flood-related costs. Changes in federal/provincial agriculture risk management and income support programs have resulted in higher than anticipated costs for 2002/03 of $10.7 million. Expenditures in most other departments are expected to be less than budgeted levels due to in-year expenditure management measures. Public debt servicing costs are projected to be $46.8 million, or 12.7%, less than budgeted as a result of a lower U.S. dollar debt exposure and lower interest rates.

Comparison to Previous Year

Total revenues increased by $117.0 million from the 2001/02 actual level excluding the extraordinary payment from Manitoba Hydro related to 2001/02. The net increase is comprised of a number of increases and decreases, including increases related to the 2002/03 Manitoba Hydro payment ($53.3 million), the Canada Health and Social Transfer ($70.7 million), Tobacco Tax ($42.2 million) due to the budgeted rate increase and Retail Sales Tax ($40.2 million, or 4.2%).

These increases were primarily offset by decreases in Corporation Income Tax ($143.8 million) resulting from a significant decline in national corporate income and a reduction in Equalization payments $(61.5 million) due to negative prior period adjustments. As well, revenues from Water Power Rentals were less than the budget estimate ($12.8 million) due to lower water levels.

Total expenditures increased by $212.6 million or 3.2% from the 2001/02 actual level. Program expenditures increased $285.9 million primarily in the departments of Health ($164.7 million), Education and Youth ($48.4 million), Family Services and Housing ($23.8 million) and Agriculture and Food ($15.0 million). Offsetting the various increases was a $73.3 million year-over-year reduction in public debt servicing costs budgeted as a result of a lower U.S. dollar debt exposure and lower interest rates.

PART B — CAPITAL INVESTMENT

The preliminary results for Part B — Capital Investment expenditures are provided on page 8. The expenditures on capital investment totalled $45.1 million in 2002/03, $12.9 million less than the budgeted level. The under-expenditure results primarily from delays in implementing and/or completing various technology projects.

DEBT RETIREMENT

The 2002 Budget provided for a $96.3 million contribution to the Debt Retirement Fund. As required by the balanced budget legislation, an allocation committee determines the share of those funds directed to pension or general purpose debt. For 2002/03, the committee allocated $48.2 million for retirement of pension obligations, leaving $48.1 million for the retirement of general purpose debt. A status of the Debt Retirement Fund is outlined on page 12.

FISCAL STABILIZATION FUND

The status of the Fiscal Stabilization Fund is provided on page 13. As at March 31, 2003 the Fund has a balance of $221.3 million, including the transfer to the operating fund of $36.2 million as well as the transfer to the Stabilization Fund of the projected 2002/03 operating fund surplus of $3.5 million. The actual transfer is $56.8 million lower than the $93.0 million budgeted transfer.

BORROWING ACTIVITY

The original estimate of borrowing requirements identified in the 2002 Budget was $2,260.2 million, including refinancing and funding for Manitoba Hydro and Health’s capital programs. Actual borrowing for 2002/03 was $3,101.1 million, an increase of $840.9 million. The increase was required to accommodate debt that was called prior to maturity and to fund an allocation to the Provincial Sinking Fund for the repurchase of foreign debt and refinancing debt that will mature in fiscal year 2003/04.

The actual borrowing included $2,039.5 million for refinancing maturing debt issues with the balance for self-sustaining programs, including Manitoba Hydro, and to fund an allocation to the Provincial Sinking Fund for the repurchase of foreign debt and to refund debt maturing in fiscal 2003/04. For the period April 1, 2002 to March 31, 2003, $2,707.7 million was raised in the public market.

PROVINCE OF MANITOBA
OPERATING FUND
STATEMENT OF REVENUE AND EXPENDITURE
FOR THE YEAR ENDED MARCH 31, 2003
(with comparative figures for March 31, 2002)
(UNAUDITED)

				2002/03
2001/02	2002/03	INCREASE
ACTUAL	ACTUAL (1)	(DECREASE)		ACTUAL (1)	ESTIMATE (2)	VARIANCE

(thousands of dollars)				(thousands of dollars)
			Revenue
4,540,372	4,632,075	91,703	Own Source Revenue	4,632,075	4,579,015	53,060
2,206,410	2,231,749	25,339	Government of Canada	2,231,749	2,362,275	(130,526)
			Extraordinary Revenue
—	150,000	150,000	- Manitoba Hydro (2001/02)	150,000	—	150,000

6,746,782	7,013,824	267,042	Total Revenue	7,013,824	6,941,290	72,534

			Expenditure
6,342,746	6,628,674	285,928	Program Expenditure	6,628,674	6,559,749	68,925
394,842	321,505	(73,337)	Debt Servicing	321,505	368,310	(46,805)

6,737,588	6,950,179	212,591	Total Expenditure	6,950,179	6,928,059	22,120

9,194	63,645	54,451	Net Revenue/(Expenditure)	63,645	13,231	50,414

			Interfund Transfers
(96,357)	(96,357)	—	Debt/Pension Repayment	(96,357)	(96,357)	—
150,000	36,213	(113,787)	Fiscal Stabilization Fund	36,213	93,000	(56,787)

53,643	(60,144)	(113,787)	Total Interfund Transfers	(60,144)	(3,357)	(56,787)

			Excess of Revenue over Expenditure for Balanced
62,837	3,501	(59,336)	Budget Legislation	3,501	9,874	(6,373)
			Less: Net Revenue Transferred
(62,837)	(3,501)	59,336	to Fiscal Stabilization Fund	(3,501)	(9,874)	6,373

—	—	—	Net Result for the Year	—	—	—

Notes:
1.	Preliminary Unaudited Actuals
2.	As per 2002 Budget

PROVINCE OF MANITOBA
OPERATING FUND
STATEMENT OF REVENUE
FOR THE YEAR ENDED MARCH 31, 2003
(with comparative figures for March 31, 2002)
(UNAUDITED)

				2002/03
2001/02	2002/03	INCREASE
ACTUAL	ACTUAL (1)	(DECREASE)		ACTUAL (1)	ESTIMATE (2)	VARIANCE

(thousands of dollars)				(thousands of dollars)
			Taxation:
			Finance
1,658,962	1,680,247	21,285	- Individual Income Tax	1,680,247	1,682,300	(2,053)
306,381	162,628	(143,753)	- Corporation Income Tax	162,628	146,500	16,128
132,431	141,331	8,900	- Corporation Capital Tax	141,331	129,000	12,331
156,590	161,059	4,469	- Gasoline Tax	161,059	157,600	3,459
43,227	48,501	5,274	- Insurance Corporations Tax	48,501	42,363	6,138
13,647	15,370	1,723	- Land Transfer Tax	15,370	13,000	2,370
244,416	255,132	10,716	- Levy for Health and Education	255,132	243,300	11,832
9,357	15,660	6,303	- Mining Tax	15,660	17,500	(1,840)
66,281	70,132	3,851	- Motive Fuel Tax	70,132	67,700	2,432
965,560	1,005,785	40,225	- Retail Sales Tax	1,005,785	1,032,500	(26,715)
65,924	71,071	5,147	- Revenue Act, 1964, Part I	71,071	65,600	5,471
138,302	180,508	42,206	- Tobacco Tax	180,508	178,000	2,508
3,829	3,426	(403)	- Other Taxation	3,426	3,072	354

3,804,907	3,810,850	5,943		3,810,850	3,778,435	32,415
			Industry, Trade and Mines
3,621	2,711	(910)	- Oil and Natural Gas Tax	2,711	3,314	(603)

3,808,528	3,813,561	5,033		3,813,561	3,781,749	31,812

			Other Revenue:
109,300	96,547	(12,753)	Conservation — Water Power Rentals	96,547	98,690	(2,143)
27,762	30,495	2,733	Conservation — Other	30,495	27,174	3,321
76,165	84,154	7,989	Transportation and Government Services	84,154	88,811	(4,657)
—	53,250	53,250	Manitoba Hydro (2002/03)	53,250	75,000	(21,750)
163,316	166,347	3,031	Manitoba Liquor Control Commission	166,347	167,000	(653)
248,234	265,484	17,250	Manitoba Lotteries Corporation	265,484	252,000	13,484
107,067	122,237	15,170	Other Departments	122,237	88,591	33,646

731,844	818,514	86,670		818,514	797,266	21,248

4,540,372	4,632,075	91,703	Total Own Source Revenue	4,632,075	4,579,015	53,060

PROVINCE OF MANITOBA
OPERATING FUND
STATEMENT OF REVENUE
FOR THE YEAR ENDED MARCH 31, 2003
(with comparative figures for March 31, 2002)
(UNAUDITED)

				2002/03
2001/02	2002/03	INCREASE
ACTUAL	ACTUAL (1)	(DECREASE)		ACTUAL (1)	ESTIMATE (2)	VARIANCE

(thousands of dollars)				(thousands of dollars)
			Government of Canada
1,399,151	1,337,625	(61,526)	Equalization	1,337,625	1,481,300	(143,675)
685,236	755,985	70,749	Canada Health and Social Transfer	755,985	728,800	27,185
2,842	16,457	13,615	Medical Equipment Fund	16,457	19,300	(2,843)
67,290	68,644	1,354	Advanced Education and Training	68,644	69,056	(412)
8,723	4,267	(4,456)	Conservation	4,267	4,640	(373)
5,596	13,748	8,152	Transportation and Government Services	13,748	17,501	(3,753)
1,587	(3,267)	(4,854)	Emergency Expenditures	(3,267)	1,190	(4,457)
35,985	38,290	2,305	Other Departments	38,290	40,488	(2,198)

2,206,410	2,231,749	25,339	Total Government of Canada	2,231,749	2,362,275	(130,526)

6,746,782	6,863,824	117,042	Total Before Extraordinary Revenue	6,863,824	6,941,290	(77,466)
			Extraordinary Revenue
—	150,000	150,000	Manitoba Hydro (2001/02)	150,000	—	150,000

6,746,782	7,013,824	267,042	Total Revenue	7,013,824	6,941,290	72,534

Notes:
1.	Preliminary Unaudited Revenue
2.	As per 2002 Budget

PROVINCE OF MANITOBA
OPERATING FUND
STATEMENT OF PART A — OPERATING EXPENDITURE
FOR THE YEAR ENDED MARCH 31, 2003
(with comparative figures for March 31, 2002)
(UNAUDITED)

				2002/03
2001/02	2002/03	INCREASE
ACTUAL (1)	ACTUAL (2)	(DECREASE)		ACTUAL (2)	ESTIMATE (3)	VARIANCE

(thousands of dollars)				(thousands of dollars)
22,098	23,082	984	Legislative Assembly	23,082	22,847	235
3,280	3,424	144	Executive Council	3,424	3,435	(11)
24,089	27,133	3,044	Aboriginal and Northern Affairs	27,133	27,790	(657)
497,707	493,271	(4,436)	Advanced Education and Training	493,271	502,542	(9,271)
116,831	131,862	15,031	Agriculture and Food	131,862	121,151	10,711
4,028	4,199	171	Civil Service Commission	4,199	4,809	(610)
5,793	5,497	(296)	Community Support Programs	5,497	5,731	(234)
144,529	141,930	(2,599)	Conservation	141,930	148,304	(6,374)
58,796	59,004	208	Culture, Heritage and Tourism	59,004	59,556	(552)
971,223	1,019,615	48,392	Education and Youth	1,019,615	1,016,360	3,255
66,545	63,754	(2,791)	Employee Pensions and Other Costs	63,754	62,911	843
21,358	22,553	1,195	Energy, Science and Technology	22,553	23,714	(1,161)
811,838	835,655	23,817	Family Services and Housing	835,655	839,051	(3,396)
107,318	110,704	3,386	Finance — Departmental Costs	110,704	110,571	133
394,842	321,505	(73,337)	Finance — Debt Servicing Costs	321,505	368,310	(46,805)
2,667,741	2,832,468	164,727	Health	2,832,468	2,793,685	38,783
15,618	20,599	4,981	Healthy Child Manitoba	20,599	21,730	(1,131)
26,701	31,440	4,739	Industry, Trade and Mines	31,440	31,612	(172)
135,050	143,434	8,384	Intergovernmental Affairs	143,434	144,920	(1,486)
238,895	244,131	5,236	Justice	244,131	241,100	3,031
24,959	26,127	1,168	Labour and Immigration	26,127	26,292	(165)
713	689	(24)	Seniors Directorate	689	739	(50)
10,262	10,280	18	Sport	10,280	10,315	(35)
1,112	1,077	(35)	Status of Women	1,077	1,146	(69)
314,884	327,521	12,637	Transportation and Government Services	327,521	341,499	(13,978)
2,866	3,316	450	Enabling Appropriations	3,316	32,819	(29,503)
48,512	45,909	(2,603)	Other Appropriations	45,909	30,120	15,789
—	—	—	Year-End Savings	—	(65,000)	65,000

6,737,588	6,950,179	212,591	Total Expenditure	6,950,179	6,928,059	22,120

Notes:
1.	Restated to reflect the 2002 Budget and the September 2002 reorganization of departments
2.	Preliminary Unaudited Expenditure
3.	Reflects 2002 Budget including the September 2002 reorganization of departments

PROVINCE OF MANITOBA
OPERATING FUND
STATEMENT OF PART B — CAPITAL INVESTMENT
FOR THE YEAR ENDED MARCH 31, 2003
(with comparative figures for March 31, 2002)
(UNAUDITED)

				2002/03
2001/02	2002/03	INCREASE
ACTUAL (1)	ACTUAL (2)	(DECREASE)		ACTUAL (2)	ESTIMATE (3)	VARIANCE

(thousands of dollars)				(thousands of dollars)
56	148	92	Agriculture and Food	148	150	(2)
889	636	(253)	Conservation	636	700	(64)
260	268	8	Energy, Science and Technology	268	300	(32)
1,308	2,049	741	Family Services and Housing	2,049	2,224	(175)
74	324	250	Finance	324	1,800	(1,476)
901	2,300	1,399	Health	2,300	4,500	(2,200)
1,488	1,627	139	Justice	1,627	1,490	137
19,445	25,281	5,836	Transportation and Government Services	25,281	24,900	381
16,619	12,426	(4,193)	Enabling Appropriations	12,426	21,936	(9,510)

41,040	45,059	4,019	Total Capital Investment	45,059	58,000	(12,941)

Notes:
1.	Restated to reflect the 2002 Budget and the September 2002 reorganization of departments
2.	Preliminary Unaudited Expenditure
3.	Reflects 2002 Budget including the September 2002 reorganization of departments

PROVINCE OF MANITOBA
OPERATING FUND
STATEMENT OF VALUATION AND PURPOSE OF
DIRECT AND GUARANTEED DEBT OUTSTANDING
MARCH 31, 2003
(with comparative figures for March 31, 2002)
(UNAUDITED)

Canadian	Canadian
Dollar	Dollar	Increase		Canadian	Canadian	Increase
Equivalent	Equivalent	(Decrease)		Dollar	Dollar	(Decrease)
at Date of	at Date of	March 31/03		Valuation	Valuation	March 31/03
Issue	Issue	over		(Note 1)	(Note 1)	over
March 31/03	March 31/02	March 31/02		March 31/03	March 31/02	March 31/02

(thousands of dollars)				(thousands of dollars)
			Direct Debt Payable in:
11,840,549	11,835,290	5,259	Canadian Dollars	11,812,749	11,807,490	5,259
3,209,198	2,962,401	246,797	Issues Swapped to Canadian Dollars	3,348,799	3,221,628	127,171
2,493,251	3,055,916	(562,665)	U.S. Dollars	2,813,877	3,734,567	(920,690)
1,433,767	1,403,111	30,656	Issues Swapped to U.S. Dollars	1,431,227	1,555,051	(123,824)

18,976,765	19,256,718	(279,953)	Total Direct Debt	19,406,652	20,318,736	(912,084)

			Guaranteed Debt Payable in:
979,202	595,190	384,012	Canadian Dollars	979,202	595,190	384,012
—	—	—	U.S. Dollars	—	—	—

979,202	595,190	384,012	Total Guaranteed Debt	979,202	595,190	384,012

19,955,967	19,851,908	104,059	Total Direct and Guaranteed Debt (Note 2)	20,385,854	20,913,926	(528,072)
5,679,730	6,410,517	(730,787)	Less: Sinking Fund Investments	5,679,730	6,410,517	(730,787)
151,850	100,444	51,406	Less: Debt Retirement Fund	151,850	100,444	51,406

14,124,387	13,340,947	783,440	Net Direct and Guaranteed Debt (Note 3)	14,554,274	14,402,965	151,309

See notes on following page.

PROVINCE OF MANITOBA
OPERATING FUND
STATEMENT OF VALUATION AND PURPOSE OF
DIRECT AND GUARANTEED DEBT OUTSTANDING
MARCH 31, 2003
(with comparative figures for March 31, 2002)
(UNAUDITED)

NOTES:

1.	The Canadian Dollar Valuation is calculated using the foreign currency exchange rates in effect at March 31, 2002 and at March 31, 2003.

2.	Direct and Guaranteed Debt are payable in Canadian and U.S. dollars. As at March 31, 2003, total gross debt was payable 79% in Canadian dollars and 21% in U.S. dollars. Of this total, General Government Program Debt and Other Debt Debt was payable 97% in Canadian dollars (94% at March 31, 2002) and 3% in U.S. dollars (6% at March 31, 2002) while Manitoba Hydro debt was payable 47% in Canadian dollars (42% at March 31, 2002) and 53% in U.S. dollars (58% at March 31, 2002).

3.	The debt was issued for the following purposes:

	March 31, 2003		March 31, 2002

	(in thousands)	(per capita)	(in thousands)	(per capita)
		(Note 6)		(Note 6)

General Government Programs	6,354,604	5,523	6,406,112	5,571
The Manitoba Hydro-Electric Board	6,343,756	5,513	6,263,251	5,446
Capital Investments (Note 4)	294,900	256	244,900	213
Manitoba Hospital Facilities (Note 4)	445,000	387	390,000	339
Other	1,116,014	970	1,098,702	955

Total (Note 5)	14,554,274	12,649	14,402,965	12,524

4.	Capital Investments are the stock of tangible capital assets held by government. These are paid off over the useful life of the assets (see Main Estimates page 161 for details). Manitoba Hospital Facilities debt was recorded as Provincial debt for the first time in 2000/01. Previously, this debt was held in the name of individual health facilities at a higher overall cost to taxpayers. Hospital Facilities debt is repaid over terms up to 20 years.

5.	General Government Program Debt decreased by $51.4 million due to the deposit to the Debt Retirement Fund. All other debt increased $202.8 million due to the continued consolidation of Hospital Facilities debt on the Province’s records, combined with Provincial Part B Capital requirements and Manitoba Hydro’s new capital requirements, including the consolidation of Winnipeg Hydro’s debt, offset by an improved Canadian dollar.

6.	Per capita data is based upon population figures at January 1, 2003 as reported by Statistics Canada. Taxpayer supported debt, including debt for general government programs, decreased as a result of a net increase to the Debt Retirement Fund and a provision for non-cash items. Self-sustaining debt, including Manitoba Hydro, increased due to prefunding of self-sustaining debt and Manitoba Hydro’s capital requirements offset by a net increase in Manitoba Hydro’s sinking fund. Manitoba Hydro’s U.S. dollar revenues are sufficient to pay the interest and principal on all outstanding U.S. dollar debt.

PROVINCE OF MANITOBA
STATEMENT OF ACCUMULATED DEFICIT
FOR THE YEAR ENDED MARCH 31, 2003
(with comparative figures for March 21, 2002)
(UNAUDITED)

	2002/03	2001/02

	(thousands of dollars)
Accumulated Deficit, Beginning of Year	6,990,938	6,710,530
Prior years’ adjustments
Recovery of 2000/01 Personal Income Tax Overpayment
Re: Federal Accounting Error	—	287,097
Capitalization of Tangible Capital Assets	15	(4,174)
Valuation Adjustment to Tangible Capital Assets (1)	5,423	—
Repurchase of Serial Debentures of School Divisions and Districts	(938)	(2,515)
Net Result for the year	—	—

Accumulated Deficit, End of Year	6,995,438	6,990,938

Note:
(1)	As a subsequent review has determined that certain land values capitalized in 2001/02 had been overstated, an increase of $5,423 has been included in the accumulated deficit for the Province to recognize the required adjustment. Prior years’ adjustments to the accumulated deficit have no impact on the excess of revenue over expenses as set out in balanced budget legislation.

PROVINCE OF MANITOBA
DEBT RETIREMENT FUND
PROJECTION FOR THE YEAR ENDING MARCH 31, 2003
(with comparative figures for March 31, 2002)
(UNAUDITED)

	2002/03
	Preliminary	2001/02
	Actual	Actual

	(thousands of dollars)
Fund Balance, Beginning of Year	100,444	75,227

Revenue:
Interest Earnings	3,200	3,860
Transfer from Operating Fund	96,357	96,357

	99,557	100,217

Expenditure:
Transfer to Operating Fund for:
- Debt Retirement	—	—
- Pension Obligation (2)	(48,179)	(75,000)

	(48,179)	(75,000)

Fund Balance, End of Year	151,822	100,444

Notes:
(1)	Based on 2002 Budget
(2)	The actual allocation of funds has been determined by the Allocation Committee as per the Balanced Budget, Debt Repayment and Taxpayer Accountability Act.

PROVINCE OF MANITOBA
FISCAL STABILIZATION FUND
PROJECTION FOR THE YEAR ENDING MARCH 31, 2003
(with comparative figures for March 31, 2002)
(UNAUDITED)

	2002/03	2001/02
	Projection	Actual

	(thousands of dollars)
Fund Balance, Beginning of Year	247,254	320,494

Revenue:
Interest Earnings	6,709	13,923

Interfund Transfers
Transfer to the Operating Fund	(36,213)	(150,000)
Transfer from the Operating Fund
- Re: Year-End Surplus	3,501	62,837

	(32,712)	(87,163)

Fund Balance, End of Year	221,251	247,254